# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Live Nation Entertainment, Inc., CIK 0001335258
CUSIP: 538034109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9348 Civic Center Drive, Beverly Hills, California (CA), 90210
Date of event which requires filing of this statement: 05/28/2025
Filed by CIK 0001560385
Persons authorized to receive notices and communications: Renee L. Wilm, Esq., CLO & CAO, Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, (720) 875-5400

## Reporting persons
- Liberty Media Corporation (CIK 0001560385): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 69,645,033; shared voting power 0; sole dispositive power 69,645,033; shared dispositive power 0; aggregate amount beneficially owned 69,645,033 (29.8% of the class); the aggregate amount excludes certain shares
  Comment: Note to Rows 7, 9 and 11: 8,970,379 shares of the common stock, par value $0.01 per share (the "Common Stock") of Live Nation Entertainment, Inc., a Delaware corporation (the "Issuer"), are held through LMC LYV, LLC and 10,488,960 shares of Common Stock of the Issuer are held through LN Holdings 1, LLC, each of which are wholly owned subsidiaries of Liberty Media Corporation (the "Reporting Person").
  Note to Row 12: Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.
  Note to Row 13: Calculated based on the 234,089,506 shares of Common Stock outstanding as of April 24, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 1, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Live Nation Entertainment, Inc.
Address of issuer's principal executive offices: 9348 Civic Center Drive, Beverly Hills, California (CA), 90210
Comment: This statement on Schedule 13D/A relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Live Nation Entertainment, Inc., a Delaware corporation (the "Issuer" or "Live Nation"). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") with respect to the Issuer by Liberty Media Corporation, a Delaware corporation (the "Reporting Person" or "Liberty Media"), on January 22, 2013, as amended by Amendment No. 1 filed with the SEC on September 16, 2014, Amendment No. 2 filed with the SEC on November 3, 2014, Amendment No. 3 filed with the SEC on August 13, 2015, Amendment No. 4 filed with the SEC on September 30, 2015 and Amendment No. 5 filed with the SEC on November 14, 2024 (together, the "Schedule 13D"), is hereby amended and supplemented to include the information set forth herein. This amended Statement on Schedule 13D/A constitutes Amendment No. 6 to the Schedule 13D (this "Amendment", and together with the Schedule 13D, this "Statement"). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 2. Identity and Background
Name of person filing:
The name and present principal occupation of each director and executive officer of Liberty Media Corporation is set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of the United States and Canada.
Name and Business Address Principal Occupation and Principal Business
(if applicable) (if applicable)
John C. Malone Chairman of the Board
Robert R. Bennett Director
Chase Carey Director
Derek Chang President and Chief Executive Officer and Director
Brian M. Deevy Director
M. Ian G. Gilchrist Director
Evan D. Malone Director
Larry E. Romrell Director
Andrea L. Wong Director
Brian J. Wendling Principal Financial Officer and Chief Accounting Officer
Renee L. Wilm Chief Legal Officer and Chief Administrative Officer
Criminal convictions in the last five years: Neither Liberty Media, nor, to the best knowledge of Liberty Media, any of its executive officers and directors named in Item 2(a) hereof, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
As previously disclosed, on May 28, 2025, LN Holdings 1, LLC ("LNSPV"), an indirect wholly owned subsidiary of Liberty Media, entered into certain agreements (the "2025 Forward Contracts") establishing the terms and conditions of variable forward transactions (sometimes referred to as collar transactions) with each of Banco Santander, S.A., Citibank, N.A., Morgan Stanley Bank, N.A., and Mizuho Markets Americas LLC (collectively, the "Dealers"). The 2025 Forward Contracts, in the aggregate, obligate LNSPV to deliver to the Dealers (or any of their respective assignees thereof in accordance with each of the 2025 Forward Contracts) up to an aggregate of 10,488,960 shares of Common Stock, based on the share prices for the Common Stock over a specified period ending in the first quarter of 2027 (the "Valuation Period"). Alternatively, LNSPV may choose to deliver an amount of cash based on a measure of the average share price over the Valuation Period.
The Initial Share Price, Forward Floor Price and Forward Cap Price (each as defined in the 2025 Forward Contracts) for each of the 2025 Forward Contracts were set at $137.4500, $109.9600 and $179.3723, respectively. Accordingly, if LNSPV elects to receive prepayment amounts and elects share settlement, LNSPV will be obligated to deliver fewer than the Number of Shares if (and to the extent that) on one or more trading days during the Valuation Period the average per share price is more than $109.9600. As noted above, alternatively LNSPV may choose to deliver a cash amount in lieu of delivering such shares.
As previously disclosed, the 2025 Forward Contracts were entered into in contemplation of the previously announced Split-Off, which will be effected through a redemption of Liberty Media's Liberty Live common stock in exchange for common stock of a newly formed company, Liberty Live Holdings, Inc. ("SplitCo"). As part of the Split-Off, SplitCo will assume certain assets and liabilities attributed to Liberty Media's Liberty Live Group, including all of Liberty Media's equity interests in Live Nation and Liberty Media's 2.375% exchangeable senior debentures due 2053 (the "Debentures"), and will own all of the interests of LNSPV, including its rights and obligations under the 2025 Forward Contracts. The assumption of the Debentures by SplitCo in connection with the Split-Off entitles the holders of the Debentures, for a brief period after the Split-Off, to the right to either put at par or exchange their Debentures for shares of Common Stock, or an equivalent cash amount, at the election of SplitCo, on the terms described in the indenture under which the Debentures were issued. Upon a put or exchange of the Debentures by the holders thereof, it is anticipated that SplitCo, as the obligor under the Debentures following the Split-Off, will settle such puts or exchanges, if any, in cash. The 2025 Forward Contracts allow LNSPV to elect to receive prepayment amounts up to the present value at such time or times of approximately $1.15 billion from the Dealers, in the aggregate, which is intended to provide an attractive source of liquidity, if needed, to SplitCo to satisfy such puts or exchanges. SplitCo does not intend to cause LNSPV to receive any such prepayment amounts under the 2025 Forward Contracts unless necessary to cash settle puts or exchanges made by holders of the Debentures.
LNSPV has agreed to pledge a number of shares of Common Stock equal to the Number of Shares (the "Pledge Shares") to secure its obligations under the 2025 Forward Contracts; however, LNSPV will retain voting rights in the Pledge Shares during the term of the pledge, absent a default under the 2025 Forward Contracts.
The foregoing summary of the 2025 Forward Contracts does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Form of Master Forward Confirmation, which is attached hereto as Exhibit 7(d) and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 69,645,033 shares of Common Stock, constituting 29.8% of the outstanding shares of Common Stock, calculated based on the 234,089,506 shares of Common Stock outstanding as of April 24, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the Securities and Exchange Commission on May 1, 2025. Mr. Brian Deevy owns 10,805 shares of Common Stock as of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the voting of 69,645,033 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares. To the Reporting Person's knowledge, Mr. Deevy has sole voting and dispositive power over the shares of Common Stock beneficially owned him.
Transactions in the class effected during the past sixty days: Other than as described in this Amendment, no transactions in the Common Stock were effected by the Reporting Person or, to the best of its knowledge, any Schedule 1 persons, in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:
The information contained in Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 7(d) Form of Forward Confirmation (incorporated by reference to Exhibit 10.1 to the Reporting Person's Current Report on Form 8-K (SEC File No. 001-35707) filed with the SEC on May 30, 2025).

## Signatures
- Liberty Media Corporation: By: /s/ Brittany A. Uthoff, Brittany A. Uthoff/Vice President and Assistant Secretary (05/30/2025)